Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA  19087
phone 484-583-1430
December 2, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:  Lincoln National Corporation
Form 10-K for the Year Ended December 31, 2012
File No. 001-06028

Dear Mr. Rosenberg:

This letter is in response to the staff of the Division of Corporation Finance’s (the “Staff”) letter of November 4, 2013, concerning Lincoln National Corporation’s (“LNC,” “Lincoln” or the “Company”) Form 10-K for the year ended December 31, 2012.  Our reply refers to the specific comments in the Staff’s letter.  In responding to the Staff’s comments, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following is the Staff’s comment and our response:

Liquidity and Capital Resources, page 98

1.
We acknowledge your response to prior comment 2.  In your response, you indicate that if discontinued your current captive strategy, the effect on your financial position and results of operations would not be material.  The following is not clear to us from your response:

•	Your basis for that conclusion;
•	Why your assumption that your current captive reinsurance structures remain in place is reasonable;
•	Why the potential short term effects are not material including the potential effect on the dividend capacity of your insurance subsidiaries to liquidity and capital resources; and
•	Why the effect in the long term is not material or, at best, unknown as your strategy for mitigating the effect appears to include selling other products.

Please provide us proposed MD&A disclosure to be included in future periodic reports that explains the consequences of the uncertainty regarding continuing your captive strategy, and its expected effects on your consolidated future results of operations and financial position.  To the extent that you

Re: Lincoln National Corporation

do not believe that disclosure is required, please provide us your analysis under Section 501.02 of the Financial Reporting Codification regarding prospective information that supports your conclusion.  In particular, address the two assessments management must make regarding a known trend, demand, commitment, event or uncertainty.

Response:

As stated in our prior responses to the Staff, we utilize inter-company reinsurance arrangements with our captives primarily to increase profitability and manage risk and statutory capital.  Specifically, captives help us mitigate the capital impact of The Valuation of Life Insurance Policies Model Regulation (“XXX”) and Actuarial Guideline 38 (“AG38”) reserving guidelines, which apply to term life insurance policies with long-term premium guarantees and universal life insurance (“UL”) policies with secondary guarantees.  The XXX and AG38 reserving guidelines result in greater reserves than the economic levels of benefits that we expect will arise under these policies.  The captive reinsurance structures that we use provide a mechanism for financing a portion of the excess reserve amounts in a more efficient manner.

Our captive insurance structures utilize forms of collateral that are permitted by statute.  Insurance regulations require that collateral be maintained in accordance with the rules of the ceding company’s state of domicile and must be readily accessible by the ceding company to cover claims under the reinsurance agreement.  Often a portion of such collateral is provided by sophisticated, third-party financial companies to back the non-economic reserves ceded to the captive reinsurer.  For example, we commonly use irrevocable letters of credit as collateral supporting the non-economic reserves.  In these situations, sophisticated third-party financial institutions perform extensive due diligence on the captive structure prior to issuing letters of credit to support the non-economic reserves reinsured by the captive.

In other cases, assets that are considered more traditional forms of collateral, such as assets in trust or assets held by the insurance company in a funds withheld account, are used.  In each case, regardless of the particular mix of assets used as collateral, these transactions are reviewed by both the state of domicile of the ceding company and the state of domicile of the captive reinsurer prior to being executed.

The National Association of Insurance Commissioners (“NAIC”) through its various committees, task forces, and working groups has been studying the use of captives and special purpose vehicles to transfer insurance risk in relation to existing state laws and regulations.  Although the NAIC has not completed its study, we believe that, ultimately, the NAIC will allow the continued use of captive structures like those we utilize and described above and will allow such captive structures to remain in place.  With respect to the timing of any potential changes to current captive regulation, we currently believe that no changes will occur for several months and would not be effective for some time period thereafter.  For example, revisions to AG38 took approximately two years to be effected as regulators underwent a process of committee analysis and review, exposure drafts, soliciting and incorporating comments from the industry and other key parties, etc.

Our belief is based upon several factors.  First, notwithstanding the New York Department of Financial Services’ call for a national moratorium on captive insurance transactions on June 13, 2013, the NAIC has not acted upon this, affirming our belief in the continued viability of captive structures.  Second, despite the call for a moratorium and the increased scrutiny around captives,

Re: Lincoln National Corporation

state insurance departments have recently approved and continue to approve captive structures, demonstrating that many states remain comfortable with the use of captives.

Third, retroactive changes in insurance statutes are very rare because they are disruptive to the marketplace and raise questions about the limits on regulatory authority.  For example, when the NAIC adopted revisions to AG38 on September 12, 2012, it only subjected business written on or after the effective date of January 1, 2013, to new rules.  Furthermore, the NAIC has retained Rector & Associates, Inc. (“Rector”) to assist with the assessment of current captive regulation.  On September 13, 2013, Rector issued a preliminary report that discusses, among other issues, the effective date of any such regulation change.  The report brings forth four possible options, three of which would grandfather most existing transactions, reflective of the fact that these transactions have been reviewed by both the captive and ceding state regulators in accordance with existing laws and regulations.  The fourth option noted in the Rector report does involve retroactive changes but notes that insurers believe such treatment is “particularly inappropriate and would be extremely disruptive in the marketplace.”  Even if the NAIC adopted some retroactive changes, it is unlikely that the changes which, at the present time are undefined, would result in a total invalidation of existing structures.

Fourth, many meetings have taken place between industry representatives and the NAIC concerning captive structures.  Lincoln has participated in many of the meetings, and, to date, none of the discussions lead us to believe that existing captive structures will be invalidated.
Based on the foregoing, we do not believe it is reasonably likely that our existing captive structures will be invalidated.

In the unlikely event that captive structures were no longer recognized on a retroactive basis by the state of domicile (Indiana) of our primary insurance subsidiary, The Lincoln National Life Insurance Company (“LNL”), or we were no longer allowed to receive reserve credit for reinsurance ceded to our captives, it would likely have a material, adverse effect on the capital and statutory surplus of LNL.  Of course, this would also adversely affect the entire life insurance industry.  LNL would be required to hold non-economic reserves that many times exceed the level of economic reserves that we believe are required.  As a result, LNL would have less dividend capacity to the holding company and a lower risk-based capital ratio, which could have a potential negative impact to our ratings.  As discussed in our previous response dated August 28, 2013, we have current risk factor disclosure that discusses the risks associated with employing our captive strategy, the uncertainties associated with the continued use of this strategy and the expected effects on our financial position and results of operations if we were to discontinue this strategy.

As we stated in our previous response dated August 28, 2013, if our current captive reinsurance strategy were discontinued on a prospective basis, the effect on our financial position and results of operations would not be material.  We typically plan to execute reserve financings of approximately $200-300 million annually, which directly benefits the capital position of our insurance subsidiaries.  As such, discontinuing our captive reinsurance strategy would negatively impact the capital position of our insurance subsidiaries, which in the short-term may affect their ability to pay dividends to the holding company.  Our insurance subsidiaries would still provide dividends in an amount sufficient to meet our obligations for payment of interest and principal on outstanding debt obligations, to pay corporate expenses and to continue paying dividends to shareholders at the current level.  However, in the short term, our capacity to maintain our current level of share repurchase, for example, or otherwise deploy capital may be constrained as a result.

Re: Lincoln National Corporation

In the long term, and assuming there was not a different strategy to lessen the capital impact of such business, we would redesign the products and seek to sell other products that are less capital intensive and also meet our return objectives as we continually do.  As we previously pointed out, the Management’s Discussion and Analysis of Financial Condition and Results of Operations of our 2012 Form 10-K on page 39 states that we have been shifting our focus toward life insurance products, such as variable universal life, indexed universal life and term insurance, that are not primarily focused upon secondary guarantees.  These ‘pivot’ products comprised 46% of our total life sales in 2012, as compared to 31% in 2011.  Similarly, as part of this realignment strategy, we experienced a planned decline in sales of universal life insurance products with secondary guarantees, as such products represented approximately 23% of total life sales in 2012, as compared to 40% in 2011.  We believe that our strong distribution and diversified product suite across four lines of business would help to minimize the impacts of discontinuing the use of captives.  In addition, we would continue to explore non-captive structures that would allow us to maintain the returns of business subject to the XXX and AXXX reserving guidelines.  We believe that it is likely that the capital markets would produce other solutions to minimize surplus strain from non-economic reserves that would be acceptable to the insurance departments.

Although we believe that the risks and uncertainties associated with our captive strategy are already appropriately described in the Risk Factor discussion in the Form 10-K, to address the Staff’s request for additional MD&A disclosure, we would propose the following:

Like other life insurers, we utilize inter-company reinsurance arrangements with our captives primarily to increase profitability and manage risk and statutory capital.  Captive reinsurers are typically special purpose entities that either by statute or by restriction in their licensing orders are limited to reinsuring business from insurance affiliates.  Specifically, captives help us mitigate the capital impact of The Valuation of Life Insurance Policies Model Regulation (“XXX”) and Actuarial Guideline 38 (“AG38”) reserving guidelines.  XXX and AG38 require insurers to use reserving assumptions that result in statutory reserves for term life insurance policies with long-term premium guarantees and universal life insurance (“UL”) policies with secondary guarantees greater than what we expect to adequately support these policies.  The captive reinsurance structures we use provide a mechanism for the financing of a portion of the excess reserve amounts in a more efficient manner.  This, in turn, frees up capital that the insurance subsidiaries can use for any number of purposes, including for paying dividends to the holding company.  Once transferred to the holding company, it can deploy this capital for a variety of corporate purposes, including potentially for stock repurchases.

Currently, insurance companies are using a wide variety of captive reinsurance structures to support their respective businesses.  The National Association of Insurance Commissioners (“NAIC”) through its various committees, task forces, and working groups has been studying the use of captives and special purpose vehicles to transfer insurance risk and has been evaluating the adequacy of existing NAIC model laws and regulations applicable to captives.  Although the NAIC has not completed its study, we believe that, ultimately, it will allow the continued use of captive structures.  We also believe that existing captive structures, which have been approved by the insurance departments of both the ceding company’s and captive’s states of domicile, will not be affected materially by the NAIC’s final actions.

Re: Lincoln National Corporation

It is not clear, however, to what extent the NAIC and the state regulators will require changes to future captive reinsurance structures.  If we are unable to continue to implement such captive insurance structures, or if changes make the use of future structures less capital efficient, we may have lower returns on such products sold than we currently anticipate and/or raise prices or reduce our sales of these products.  Our insurance subsidiaries may have lower capacity to provide dividends to the holding company.

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If you have any questions regarding our response, please contact me directly at (484) 583-1430.

Sincerely,

/s/  Douglas N. Miller
Senior Vice President and Chief Accounting Officer

cc:      Randal J. Freitag, Executive Vice President and Chief Financial Officer